Exhibit 4.4

LYONDELL CHEMICAL COMPANY

AMENDED AND RESTATED 1999 INCENTIVE PLAN

(As Amended and Restated Effective April 8, 2004)

1. Objectives. This Lyondell Chemical Company Amended and Restated 1999 Incentive Plan (the ”Plan”) is intended to:

•	Focus Participants on key measures to create value for the Company’s shareholders

•	Provide significant upside and downside award potential commensurate with shareholder value creation

•	Encourage a long-term management perspective and reward for sustained long-term performance

•	Enhance the ability of Lyondell to attract and retain highly talented and competent individuals

•	Reinforce a team orientation among top management

•	Encourage ownership of the Company’s stock among top management

2. Definitions. The terms set forth below have the following respective meanings:

“Annual Cash Award” means a Cash Award payable for a particular calendar year and which is not associated with another type of Award.

“Award” means any Option, Performance Unit, Restricted Stock, Cash Award or Stock Appreciation Right, granted singly, in combination or in tandem, and granted to a Participant under the terms, conditions and limits as the Committee establishes to fulfill the Plan objectives.

“Award Agreement” means an agreement in the form prescribed by the Committee that sets forth an Award’s terms, conditions and limits.

“Board” means the Board of Directors of the Company.

“Cash Award” means any award payable in cash, including Annual Cash Awards or Cash Awards associated with any other Award.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Common Stock” means the Company’s common stock, par value $1.00 per share.

“Committee” means the Compensation Committee of the Board or any other committee of independent directors appointed by the Board to administer the Plan.

“Company” means Lyondell Chemical Company.

“Effective Date” means April 8, 2004, the effective date of the Plan restatement.

“Employee” means an individual employed by the Company or a Subsidiary.

“Exercise Price” means the price at which the Option Shares may be purchased under the terms of the Award Agreement.

“Fair Market Value” of a share of Common Stock means, on a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the closing price per share of Common Stock reported on the consolidated transaction reporting system for the principal national securities exchange listing shares of Common Stock on that date, or, if there has been no sale reported on that date, on the last preceding date when a sale was reported, (ii) if shares of Common Stock are not listed but are quoted on the NASDAQ National Market, the closing price per share of Common Stock reported by the NASDAQ National Market on that date, or, if there has been no sale reported on that date, on the last preceding date when a sale was reported, (iii) if the Common Stock is neither listed nor quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for that date, on the last preceding date when quotations are available, as reported by the NASDAQ Stock Market, or, if not reported by the NASDAQ Stock Market, by the National Quotation Bureau Incorporated or (iv) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for that purpose.

“Grant Date” means the date the Committee grants an Award.

“Option” means a right to purchase a particular number of shares of Common Stock at a particular Exercise Price, subject to terms and conditions in the Plan and Award Agreement.

“Option Shares” means the shares of Common Stock covered by a particular Option.

“Participant” means an Employee to whom an Award has been granted under this Plan, or a former Employee who still holds an outstanding Award.

“Performance-Based Award” means an Award that is paid, vested or otherwise deliverable solely based on achieving one or more Performance Goals, as provided in Section 6(a).

“Performance Goal” means a standard established by the Committee to determine whether Performance-Based Awards are earned, in whole or in part.

“Performance Shares” means the contingent right to receive an amount in cash or Common Stock, as determined at the Committee’s sole discretion, that is subject to attaining one or more Performance Goals, as issued under the Plan prior to the Effective Date and subject to the Plan limits then in effect.

“Performance Unit” means the contingent right, subject to attaining one or more Performance Goals, to receive an amount in cash or Common Stock, as the Committee determines in its sole discretion.

“Phantom Stock” means a right to receive the value of a specified number of shares of Common Stock, as issued under the Plan prior to the Effective Date and subject to the Plan limits then in effect.

“Plan” means the Lyondell Chemical Company Amended and Restated 1999 Incentive Plan, as amended from time to time.

“Restricted Stock” means shares of Common Stock that are restricted or subject to forfeiture provisions.

“Stock Appreciation Rights” or “SARs” means the right to receive an amount in cash or Common Stock, as determined at the Committee’s sole discretion, equal to the appreciation in value of a specified number of shares of Common Stock over a particular period of time.

“Subsidiary” means (i) any corporation, limited liability company or similar entity of which the Company directly or indirectly owns equity interests representing more than 50% of the voting power of all classes of equity interests of the entity which have the right to vote generally on matters submitted to a vote of the equity holders of that entity, (ii) LYONDELL-CITGO Refining LP so long as the Company maintains an equity ownership interest equal to at least 25%, or (iii) any other entity in which the Company has an equity ownership interest of at least

25%, so long as the entity is designated by the Committee as a Subsidiary for Plan purposes; provided, however, for Options intended to qualify as incentive stock options within the meaning of Code Section 422, “Subsidiary” means a subsidiary as defined in Code Section 424(f) or any successor provision.

3. Plan Administration and Designation of Participants.

(a) Eligibility. All Employees who, in the Committee’s judgment, are in a position to contribute significantly to its long-term profit and growth objectives are eligible for Awards under this Plan. The Committee shall select the Participants from time to time by granting Awards under the Plan and, subject to the Plan terms and conditions, shall determine all Award terms and conditions.

(b) Administration. The Plan is administered by the Committee, which has full and exclusive power to interpret this Plan and to adopt rules, regulations and guidelines to carry out this Plan as it deems necessary or appropriate. The Committee may delegate its Plan duties to the Company’s Chief Executive Officer or other senior officers subject to the Committee’s rules and regulations. The Committee, in its discretion, may retain an outside administrator’s services to perform any of its functions. The Committee, in its discretion, may extend an Award’s exercisability, accelerate an Award’s vesting or exercisability, eliminate or make less restrictive any restrictions contained in an Award Agreement, waive any Plan or Award Agreement restriction or other provision or otherwise amend or modify an Award in any manner if (i) the amendment or modification is not adverse to the Participant holding the Award or (ii) the Participant consents to the amendment or modification. The Committee may grant an Award to an individual whom it expects to become an Employee of the Company or any of its Subsidiaries within the following six months, with the Award subject to the individual’s actually becoming an Employee within that time, and subject to other terms and conditions the Committee establishes. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any Committee decision on Plan interpretation and administration is within its sole and absolute discretion and shall be final, conclusive and binding on all parties.

No Committee member and no Company officer to whom the Committee has delegated authority according to this Plan shall be liable for anything done or omitted to be done by him or her while performing any Plan duties, except for his or her own willful misconduct or as expressly provided by statute.

4. Award Agreement. Each Award granted, other than an Annual Cash Award, shall be described in an Award Agreement, which shall be subject to Plan terms and conditions. Annual Cash Awards shall be subject to guidelines established by the Committee.

5. Shares of Common Stock Available for Awards.

(a) Plan Limits. Subject to Section 11, no Award shall be granted if it results in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of Common Stock covered by or subject to outstanding Awards exceeding 26 million shares. No more than 6,500,000 shares of Common Stock shall be available for issuance or delivery pursuant to Awards of Restricted Stock, Performance Shares, Phantom Stock or Performance Units (to the extent settled in shares of Common Stock). No more than 1,000,000 shares of Common Stock shall be available for Incentive Stock Options. The number of shares of Common Stock that are the subject of Plan Awards that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by an Award are not issued to a Participant or are exchanged for Awards that do not involve Common Stock, shall again immediately become available for Awards under this Plan. If the purchase price of any Award granted under the Plan is satisfied by tendering or withholding shares of Common Stock to the Company, or if the tax withholding obligation resulting from the settlement of any such Award is satisfied by tendering or withholding shares of Common Stock, only the number of shares of Common Stock issued net of the shares of Common Stock tendered or withheld shall be deemed delivered for purposes of determining usage of shares against the maximum number of shares of Common Stock available for delivery under the Plan or any sublimit set forth above.

Shares of Common Stock delivered under the Plan as an Award or in settlement of an Award issued or made (a) upon the assumption, substitution, conversion or replacement of outstanding awards under a plan or arrangement of an entity acquired in a merger or other acquisition or (b) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the maximum number of shares of Common Stock available for delivery under the Plan, to the extent that the exemption for transactions in connection with mergers and acquisitions from the shareholder approval requirements of the New York Stock Exchange for equity compensation plans applies.

(b) Participant Limits.

(i) No Participant may be granted, during the Plan’s term, Options or Stock Appreciation Rights covering or relating to more than 6,500,000 shares of Common Stock.

(ii) No Participant may be issued, during the Plan’s term, more than 1,500,000 shares of Common Stock in connection with Awards of Restricted Stock or Performance Units (to the extent actually settled in shares of Common Stock).

(iii) No Participant may receive with respect to Performance Units (payable in cash) a payout in any calendar year in excess of 0.5% of the Company’s cumulative Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) over the applicable performance period.

(iv) No Participant may receive with respect to an Annual Cash Award a payout in any calendar year in excess of $4,000,000.

(c) Board and Committee Procedures. The Committee, from time to time, may adopt and observe procedures to count shares against the Plan maximum and any sublimit as it deems appropriate including rules more restrictive than those set forth above to the extent necessary to satisfy the requirements of any national stock exchange on which the Common Stock is listed or any applicable regulatory requirement. The Board and the appropriate Company officers, from time to time, shall take whatever actions are necessary to file required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available to be issued according to Awards.

6. Types of Awards.

(a) Performance-Based Awards. Without limiting the type or number of Awards that may be made under the other Plan provisions, an Award may be a Performance-Based Award. Performance-Based Awards are Awards that shall be paid, vested or otherwise deliverable solely because one or more pre-established, objective Performance Goals established by the Committee prior to the earlier of (x) 90 days after the beginning of the service period to which the Performance Goal relates or (y) 25% of the service period lapses (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party with knowledge of the relevant facts could determine whether the goal is met. A Performance Goal may be based on one or more business criteria that apply to the Employee, to one or more Company business units, or to the Company as a whole, and may include one or more of the following: EBITDA, economic value, economic value added, increased revenue, net income, stock price, market share, earnings per share, return on equity, return on assets, decrease in costs, shareholder value, net cash flow, total shareholder return, return on capital, return on investment capital, operating income, funds from operations, cash flow, cash from operations, after-tax operating income, total market value and corporate operations and values measures (including ethics, environmental and safety compliance). Performance Goals may be established based on the aforementioned criteria for Performance Units payable in cash, but in no event may the payout exceed the formula limit set forth in Section 5(b)(iii). Prior to paying any compensation based on achieving Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms were satisfied. It is the Plan’s intent to conform with the standards of Code Section 162(m) and Treasury Regulation Section 1.162-27(e)(2)(i) in interpreting Plan provisions applicable to Performance Goals and Performance-Based Awards, and, unless the Committee determines otherwise at the time the Award is granted, the Committee shall be guided by these standards when establishing goals and interpreting the Plan. A Performance-Based Award may include Performance Units, Options, Restricted Stock, Stock Appreciation Rights or Cash Awards.

(b) Options. Options granted to Employees may be either incentive stock options within the meaning of Code Section 422 or nonqualified options within the meaning of Code Section 83. An Option’s Exercise Price shall not be less than the Fair Market Value of a share of Common Stock on the Option Grant Date and shall not be less than the Fair Market Value of a share of Common Stock on the Grant Date of any outstanding Option relinquished to grant a new Option. The term of an Option may not exceed 10 years from the date of grant. The Committee shall determine Option Award terms, conditions and limits; provided, however, that the Committee shall not award more than 5% of the number of shares of Common Stock subject to the Plan pursuant to Option Awards with a vesting period that provides for full vesting in less than three years after the date of grant. However, Options may vest earlier, as the Committee deems appropriate, on death, disability or retirement or an event which constitutes a “Transaction” under Section 11. Furthermore, the Committee may, in its discretion, provide that an Option may be settled by a payment by the Company in cash or shares of Common Stock equal to the difference between the Fair Market Value of the shares of Common Stock subject to the Option on the date of exercise and the Option Exercise Price.

(c) Performance Units. An Award may be made as Performance Units. Performance Units shall be payable in cash, unless the Committee specifically determines that a Performance Unit Award shall be payable in shares of Common Stock, or a combination of cash and shares of Common stock. The Committee shall determine Performance Unit Award terms, conditions and limits.

(d) Restricted Stock. An Award may be made as shares of Common Stock or Restricted Stock. The terms, conditions, and limits applicable to any Award of shares of Common Stock or Restricted Stock under this Plan shall be determined by the Committee; provided, however, that the Committee shall not award more than 5% of the number of shares of Common Stock subject to the Plan as Restricted Stock Awards with a restriction period that provides for full vesting in less than three years after the date of grant. However, Restricted Stock Awards may vest earlier, as the Committee deems appropriate, on death, disability or retirement or an event which constitutes a “Transaction” under Section 11.

(e) Stock Appreciation Rights. An Award may be made as SARs. An SAR’s exercise price shall not be less than the Fair Market Value of a share of Common Stock on the Grant Date. The Committee shall determine SAR terms, conditions, and limits.

(f) Cash Awards. An Award may be made as a Cash Award. The Committee shall determine Cash Award terms, conditions and limits.

7. Award Payment.

(a) General. Payment of Awards may be made as cash or Common Stock or in combination and may include such restrictions as the Committee determines including, in the case of Common Stock, restrictions on transfer and forfeiture provisions.

(b) Deferral. The Committee, in its discretion, may (i) permit selected Participants to defer payments of some or all types of Awards according to procedures established by the Committee or (ii) provide for Award deferral in an Award Agreement or otherwise. Any deferral may be made as installment payments or as a future lump sum payment. Any deferred payment elected by the Participant or specified by the Award Agreement or by the Committee may be forfeited if and to the extent provided in the Award Agreement.

(c) Dividends and Interest. Dividends or dividend equivalent rights may be extended to and made part of any Award of Common Stock or units of Common Stock, subject to the terms, conditions and restrictions the Committee establishes. The Committee may also establish rules and procedures to credit interest on deferred cash payments and dividend equivalents for deferred payment of Common Stock or units of Common Stock.

(d) Substitution of Awards. At the Committee’s discretion, a Participant may be offered an election to substitute an Award for another Award or Awards of the same or different type.

8. Stock Option Exercise. The price to purchase shares of Common Stock under an Option shall be paid in full at exercise in cash or, if the Committee permits, by tendering Common Stock or surrendering all or part of that or any other Award, including Restricted Stock, valued at Fair Market Value on the exercise date, or any combination. The Committee shall determine acceptable methods to tender Common Stock or Awards to exercise an Option. The Committee may establish procedures to exercise or purchase Awards by using proceeds from the sale of Common Stock issuable under an Award. Unless the Award Agreement provides otherwise, if shares of Restricted Stock are tendered as consideration for an Option exercise, a number of the shares issued on the Option exercise, equal to the number of shares of Restricted Stock used as consideration, shall be subject to the same restrictions as the Restricted Stock submitted as well as any additional restrictions the Committee imposes.

9. Employment Termination. Upon a Participant’s employment termination, any unexercised, deferred or unpaid Awards shall be treated according to the specific Award Agreement for the Award. Unless the Award Agreement provides otherwise, each Option Award granted under this Plan shall immediately terminate to the extent the Option is not vested (or does not become vested as a result of employment termination) on the date the Participant terminates employment with the Company or its Subsidiaries.

10. Assignability. Except as otherwise provided in this Plan, a Participant shall not sell, transfer, pledge, assign or otherwise alienate or hypothecate an Award other than by marital property settlement or similar domestic relations agreement, decree or order, or by will or the laws of descent and distribution. During the Participant’s lifetime, any Award shall be exercisable only by him, or, if the Participant is mentally incapacitated, the Award shall be exercisable by his guardian or legal representative. The Committee may prescribe and include other restrictions on transfer in applicable Award Agreements. Any attempted assignment or transfer in violation of this Section shall be null and void. At the Participant’s death, the Participant’s personal representative or other person entitled to succeed to his rights (the “Successor Participant”) may exercise these rights. A Successor Participant must furnish proof satisfactory to the Company of his or her right to exercise the Award under the Participant’s will or applicable descent and distribution laws.

Subject to approval by the Committee in its sole discretion, all or a portion of the Awards granted to a Participant under the Plan may be transferable by the Participant, to the extent and only to the extent specified in that approval, to (i) the Participant’s children or grandchildren (“Immediate Family Members”), (ii) a trust or trusts for the Immediate Family Members’ exclusive benefit (“Immediate Family Member Trusts”), or (iii) a partnership or partnerships in which Immediate Family Members have at least ninety-nine percent (99%) of the equity, profit and loss interests (“Immediate Family Member Partnerships”), if the Award Agreement under which the Awards are granted (or any amendment) expressly provides for transfer consistent with this Section. Subsequent transfers of transferred Awards shall be prohibited except by will or the laws of descent and distribution, unless transfers are made to the original Participant or a person to whom the original Participant could have made a transfer as described above. No transfer shall be effective unless and until the Committee is provided written notice of the transfer, in the form and manner the Committee prescribes. Following transfer, Awards shall continue to be subject to the same terms and conditions which applied immediately prior to transfer, and, unless otherwise provided, the term “Participant” also refers to the transferee. The consequences of the Original Participant’s employment termination continue to apply after the transfer; following employment termination of the Original Participant, the Awards shall be exercisable by the transferee only to the extent and for the periods specified in this Plan and the Award Agreement.

11. Adjustments.

(a) The existence of outstanding Awards shall not affect, in any manner, the Company’s or its partners’ right or power to make or authorize any or all adjustments, recapitalization, reorganizations or other changes in ownership of the Company or its business or any Company merger or consolidation, or any bonds, debentures, preferred or prior preference stock issue or other obligations (whether or not the issue is prior to, on a parity with or junior to the Common Stock), or the Company’s dissolution or liquidation, or any sale or transfer of all or any part of its assets or business, or any other Company act or proceeding of any kind, whether or not similar to the acts or proceedings described above.

(b) The Committee shall adjust (i) the number of shares of Common Stock reserved under this Plan and covered by outstanding Awards and related Plan and individual Participant Award limits; (ii) the Exercise Price for these Awards; and (iii) the appropriate Fair Market Value and other price determinations for these Awards on any Common Stock distribution or split, recapitalization, extraordinary distribution, merger, consolidation, combination or exchange of shares of Common Stock or similar change or on the occurrence of any other event that the Committee, in its sole discretion, deems appropriate

(c) On a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation (hereafter referred to as a “Transaction”), the Board is authorized (i) to issue or assume Awards by substituting new Awards, as appropriate, for previously issued Awards or to assume previously issued Awards as part of the adjustment, (ii) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, Awards or (iii) on a Transaction where the Company is not the surviving corporation, to (A) cancel Options or SAR Awards and give the Participants who hold these Awards notice and opportunity to exercise for 30 days prior to cancellation or (B) settle Option or SAR Awards by a cash payment equal to the difference between the Fair Market Value per share of Common Stock on the Transaction date and the Award’s Exercise Price, multiplied by the number of shares subject to the Award.

12. Purchase for Investment. Unless the Awards and shares of Common Stock covered by this Plan have been registered under the Securities Act of 1933, as amended, the Company may require each person receiving shares of Common Stock pursuant to an Award to represent, in writing in form and substance satisfactory to the Company, that he is acquiring the shares for his own account for investment and does not intend to sell the shares in connection with their distribution.

13. Tax Withholding. The Company shall have the right to deduct applicable taxes from any Award payment and, on delivery or at vesting of cash or shares of Common Stock, withhold an appropriate amount of cash or number of shares of Common Stock or a combination to pay taxes required by law or to take other action necessary, in the Company’s opinion, to satisfy all withholding obligations for taxes. The Committee may also satisfy withholding obligations for any Award payable in shares of Common Stock by transferring shares of Common Stock up to the required withholding amount to the Company prior to any distribution of shares of Common Stock to the Participant. If shares of Common Stock are used to satisfy tax withholding, the shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

14. Amendments or Termination. The Committee may amend, alter, or discontinue the Plan. However, no amendment, alteration or discontinuation, except a Plan amendment to comply with applicable law, regulations or exchange requirements, shall impair a Participant’s rights under any Award previously granted without the Participant’s consent. No Awards shall be granted more than ten years after the Effective Date.

In addition, no Plan amendment shall be made without approval of the Company’s shareholders (i) if the Committee determines shareholder approval is required by applicable law, regulations or exchange requirements, or (ii) if the amendment would result in any of the following applying to more than 5% of the number of shares of Common Stock subject to the Plan:

expand the classes of persons to whom Awards may be made under Section 3;

increase the number of shares of Common Stock authorized for grant under Section 5;

(c)	increase the number of shares which may be granted under Awards to any single Participant under Section 5;

(d)	increase the number of shares available for Restricted Stock Awards;

(e)	allow creation of additional types of Awards;

(f)	allow a shorter restriction period than permitted under Section 6(d); or

(g)	materially change the provisions of this paragraph of Section 14.

Furthermore, in no event may outstanding Options be repriced, directly or indirectly, without approval of the Company’s shareholders. The Committee may amend, prospectively or retroactively, the terms of any Option or other Award granted, but no amendment shall (a) cause a Performance-Based Award which the Committee intends to qualify for Code Section 162(m) exemption to cease to qualify for that exemption or (b) impair any Participant’s rights without the Participant’s consent, except when a Plan or Award amendment is made to comply with applicable law, regulations or exchange requirements.

15. Restrictions. No shares of Common Stock or other payment form shall be issued under any Award unless the Company is satisfied, based on the advice of its counsel, that the issuance will comply with applicable federal and state securities laws. An Award Agreement may include provisions for the Company to repurchase shares of Common Stock acquired by an Award and to repurchase the Participant’s Option rights.

16. Unfunded Plan. This Plan shall be unfunded. Although bookkeeping accounts may be established for Participants who are entitled to cash, shares of Common Stock or other Plan rights, the accounts shall be used merely as a bookkeeping convenience. The Company is not required to segregate any assets represented by cash, shares of Common Stock or other rights, nor shall this Plan be construed to provide for segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, shares of Common Stock or other rights granted under this Plan. Any Company liability or obligation to any Participant for a grant of cash, shares of Common Stock or other rights under this Plan shall be based solely upon any contractual obligations created by this Plan and any Award Agreement, and no Company liability or obligation shall be considered to be secured by any pledge or other encumbrance on Company property. The Company, the Board, the Committee or a Subsidiary shall not be required to give any security or bond relating to performing any obligation created by this Plan.

17. Miscellaneous. No Award shall impose any obligation on the Company to maintain any Participant as an Employee and shall not diminish the Company’s power to discharge any Participant at any time.

18. Governing Law. This Plan and all determinations made and actions taken pursuant to it shall be governed by and construed according to the laws of the State of Texas, to the extent not otherwise governed by mandatory provisions of the Code or the United States securities laws.

19. Effective Date. This Plan was originally effective January 1, 1999 and was originally approved by Company shareholders in May 1999 and was reapproved by Company shareholders in May 2002 and on November 30, 2004. This Plan is amended and restated as of the Effective Date.

LYONDELL CHEMICAL COMPANY